Exhibit 21.1

Subsidiaries of Infleqtion, Inc.

Subsidiary	Jurisdiction of Incorporation
ColdQuanta UK Ltd	England and Wales
ColdQuanta Australia Pty Ltd	Australia
Infleqtion Japan GK	Japan